Exhibit 99.1

ATS CORPORATION

Management’s Discussion and Analysis

For the Quarter Ended September 29, 2024

TSX: ATS
NYSE: ATS

Management’s Discussion and Analysis
For the Quarter Ended September 29, 2024

This Management’s Discussion and Analysis ("MD&A") for the three and six months ended September 29, 2024 ("second quarter of fiscal 2025") is as of November 6, 2024 and provides information on the operating activities, performance and financial position of ATS Corporation ("ATS" or the "Company"). It should be read in conjunction with the unaudited interim condensed consolidated financial statements of the Company for the second quarter of fiscal 2025, which have been prepared in accordance with International Accounting Standard ("IAS") 34 – Interim Financial Reporting, and are reported in Canadian dollars. All references to "$" or "dollars" in this MD&A are to Canadian dollars unless otherwise indicated. The Company assumes that the reader of this MD&A has access to, and has read, the audited consolidated financial statements of the Company prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Standards Board and the MD&A of the Company for the year ended March 31, 2024 ("fiscal 2024 MD&A"), and accordingly, the purpose of this document is to provide a second quarter of fiscal 2025 update to the information contained in the fiscal 2024 MD&A. Additional information is contained in the Company’s filings with Canadian and U.S. securities regulators, including its annual information form for fiscal 2024 ("AIF"), found on the Company’s profile on System for Electronic Data Analysis and Retrieval+ ("SEDAR+") at www.sedarplus.com, on the Company's profile on the U.S. Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval System ("EDGAR") website at www.sec.gov, and on the Company’s website at www.atsautomation.com.

IMPORTANT NOTES

Forward-Looking Statements
This document contains forward-looking information within the meaning of applicable securities laws. Please see "Forward-Looking Statements" for further information on page 26.

Non-IFRS and Other Financial Measures
Throughout this document, management uses certain non-IFRS financial measures, non-IFRS ratios and supplementary financial measures within the meaning of applicable securities laws to evaluate the performance of the Company. See "Non-IFRS and Other Financial Measures" on page 29 for an explanation of such measures and "Reconciliation of Non-IFRS Measures to IFRS Measures" beginning on page 21 for a reconciliation of non-IFRS measures.

COMPANY PROFILE

ATS is an industry leader in planning, designing, building, commissioning and servicing automated manufacturing and assembly systems - including automation products and test solutions - for a broadly-diversified base of customers. ATS' reputation, knowledge, global presence and standard automation technology platforms differentiate the Company and provide competitive advantages in the worldwide manufacturing automation market for life sciences, transportation, food and beverage, consumer products, and energy. Founded in 1978, ATS employs over 7,500 people at more than 65 manufacturing facilities and over 85 offices in North America, Europe, Asia and Oceania. The Company's website can be found at www.atsautomation.com. The Company's common shares are traded on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") under the symbol ATS.

STRATEGY

To drive the creation of long-term sustainable shareholder value, the Company employs a three-part value creation strategy: Build, Grow and Expand.

Build: To build on the Company’s foundation and drive performance improvements, management is focused on the advancement of the ATS Business Model ("ABM"), the pursuit and measurement of value drivers and key performance indicators, a rigorous strategic planning process, succession planning, talent management, employee engagement, and instilling autonomy with accountability into its businesses.

Grow: To drive organic growth, ATS has developed and implemented growth tools under the ABM, which provide innovation and value to customers and work to grow reoccurring revenues.

Expand: To expand the Company’s reach, management is focused on the development of new markets and business platforms, expanding service offerings, investment in innovation and product development, and strategic and disciplined acquisitions that strengthen ATS.

The Company pursues all of its initiatives by using a strategic capital framework aimed at driving the creation of long-term sustainable shareholder value.

ATS Business Model
The ABM is a business management system that ATS developed with the goal of enabling the Company to pursue its strategies, outpace the growth of its chosen markets, and drive year-over-year continuous improvement. The ABM emphasizes:

•People: developing, engaging and empowering ATS’ people to build the best team;

•Process: aligning ATS’ people to implement and continuously improve robust and disciplined business processes throughout the organization; and

•Performance: consistently measuring results in order to yield world-class performance for ATS' customers and shareholders.

The ABM is ATS’ playbook, serving as the framework to achieve business goals and objectives through disciplined, continuous improvement. The ABM is employed by ATS divisions globally and is supported with extensive training in the use of key problem-solving tools, and applied through various projects to drive continuous improvement. When ATS makes an acquisition, the ABM is quickly introduced to new companies as a means of supporting cultural and business integration.

FINANCIAL HIGHLIGHTS
(In millions of dollars, except per share and margin data)

	Three Months Ended September 29, 2024	Three Months Ended October 1, 2023	Variance	Six Months Ended September 29, 2024	Six Months Ended October 1, 2023	Variance
Revenues	$612.8	$735.7	(16.7)%	$1,307.1	$1,489.4	(12.2)%
Net income (loss)	$(0.9)	$50.7	(101.8)%	$34.4	$98.5	(65.1)%
Adjusted earnings from operations[1]	$56.5	$98.3	(42.5)%	$142.6	$200.4	(28.8)%
Adjusted earnings from operations margin[2]	9.2%	13.4%	(414)bps	10.9%	13.5%	(255)bps
Adjusted EBITDA[1]	$78.3	$116.2	(32.6)%	$184.3	$235.4	(21.7)%
Adjusted EBITDA margin[2]	12.8%	15.8%	(302)bps	14.1%	15.8%	(171)bps
Basic earnings (loss) per share	$(0.01)	$0.51	(102.0)%	$0.35	$1.02	(65.7)%
Adjusted basic earnings per share[1]	$0.25	$0.63	(60.3)%	$0.75	$1.32	(43.2)%
Order Bookings[3]	$742	$742	—%	$1,559	$1,432	8.9%

As At	September 29 2024	October 1 2023	Variance
Order Backlog[3]	$1,824	$2,016	(9.5)%
1Non-IFRS financial measure - See "Non-IFRS and Other Financial Measures."
2Non-IFRS ratio - See "Non-IFRS and Other Financial Measures."
3Supplementary financial measure - See "Non-IFRS and Other Financial Measures."

EXECUTIVE SUMMARY

•Order Bookings in the second quarter were $742 million, consistent with the second quarter last year, and reflected 8.7% of growth from recent acquisitions and 1.7% from the positive impact of foreign exchange translation, offset by a decrease of 10.4% from organic Order Bookings, primarily related to lower electric vehicle ("EV") Order Bookings. "Acquisitions" or "acquired companies" in this MD&A refer to companies that were not part of the consolidated group in the comparable prior-year periods. Trailing twelve month book-to-bill ratio at September 29, 2024 was 1.06:1, and remained above 1.00:1 in all markets except transportation. Order Bookings, organic Order Bookings growth and book-to-bill ratio are supplementary financial measures — see "Non-IFRS and Other Financial Measures".
•Second quarter revenues declined 16.7% year over year, primarily due to lower EV Order Backlog entering the quarter compared to fiscal 2024. This expected decrease was partially offset by 5.5% growth from recently acquired companies and organic revenue growth in life sciences, consumer products, and energy. Organic revenue is a non-IFRS financial measure and organic revenue growth is a non-IFRS financial ratio — see "Non-IFRS and Other Financial Measures."
•Order Backlog of $1,824 million at period-end was 9.5% lower than the second quarter of the prior year, primarily on account of lower Order Backlog within the transportation market which included several large Order Bookings a year ago, partially offset by higher Order Backlog in life sciences, consumer products and food & beverage markets. Order Backlog is distributed across strategic global markets and regulated industries, and provides good revenue visibility. Order Backlog is a supplementary financial measure — see "Non-IFRS and Other Financial Measures".

•Non-cash working capital as a percentage of revenues was 30.0%, which was primarily influenced by customer project schedules, including timing of milestone billings and payments for large EV programs. The Company had a net debt to pro forma adjusted EBITDA ratio at September 29, 2024 of 3.4 times, after including pro forma impacts for its acquisitions of Paxiom Group ("Paxiom") and Heidolph Instruments GmbH & Co. KG and Hans Heidolph GmbH ("Heidolph''). Non-cash working capital as a percentage of revenues and net debt to pro forma adjusted EBITDA are non-IFRS ratios — see "Non-IFRS and Other Financial Measures".
•Adjusted earnings from operations for the quarter was $56.5 million (9.2% operating margin), compared to $98.3 million (13.4% margin) a year ago, attributed primarily to lower transportation revenues, and higher selling, general and administrative ("SG&A") expenses. Adjusted earnings from operations is a non-IFRS financial measure and adjusted earnings from operations margin is a non-IFRS ratio — see "Non-IFRS and Other Financial Measures".

STRATEGIC BUSINESS ACQUISITIONS

On July 24, 2024, the Company acquired Paxiom. With headquarters in Montreal, Canada, Paxiom is a provider of primary, secondary, and end-of-line packaging machines in the food and beverage, cannabis, and pharmaceutical industries. Paxiom's product line is expected to complement ATS’ packaging and food technology businesses and allow ATS to offer complete packaging and end-of-line solutions. The total purchase price paid in the second quarter of fiscal 2025 was $148.7 million.

On August 30, 2024, the Company acquired all material assets of Heidolph, a leading manufacturer of premium lab equipment for the life sciences and pharmaceutical industries, with headquarters in Schwabach, Germany and facilities in the United States, South Korea and China. The purchase price paid in the second quarter of fiscal 2025 was $45.1 million ($30.3 million Euros).

ORDER BOOKINGS BY QUARTER
Second quarter of fiscal 2025 Order Bookings were $742 million, unchanged from the prior period, comprised of a decrease of 10.4% in organic Order Bookings growth, offset by 8.7% of growth from acquired companies and 1.7% from foreign exchange translation. Order Bookings from acquired companies totalled $64.5 million. By market, Order Bookings in life sciences increased compared to the prior-year period primarily due to organic growth, along with $57.8 million of contributions from acquired companies, including $48.5 million from Avidity Science, LLC ("Avidity"). Order Bookings in transportation decreased compared to the prior-year period, as expected, reflecting reduced investment in EV production by North American transportation customers as they respond to dynamics in their markets. Order Bookings in food & beverage decreased from the prior period due to timing of customer projects, partially offset by contributions from acquired companies of $6.7 million. Order Bookings in consumer products increased from the prior period primarily due to the timing of customer projects. Order Bookings in energy decreased compared to the prior-year period primarily due to a grid battery program order included in the prior year.

Trailing twelve month book-to-bill ratio at September 29, 2024 was 1.06:1. Book-to-bill ratio, Order Bookings and organic Order Bookings growth are supplementary financial measures — see "Non-IFRS and Other Financial Measures."

ORDER BACKLOG CONTINUITY
(In millions of dollars)

	Three Months Ended September 29, 2024	Three Months Ended October 1, 2023	Six Months Ended September 29, 2024	Six Months Ended October 1, 2023
Opening Order Backlog	$1,882	$2,023	$1,793	$2,153
Revenues	(613)	(736)	(1,307)	(1,489)
Order Bookings	742	742	1,559	1,432
Order Backlog adjustments[1,2]	(187)	(13)	(221)	(80)
Total	$1,824	$2,016	$1,824	$2,016
1Order Backlog adjustments include incremental Order Backlog of acquired companies ($12 million acquired with Paxiom in the three and six months ended September 29, 2024), foreign exchange adjustments, scope changes and cancellations.
2See "Update on Large EV Customer Projects."

OUTLOOK

Order Backlog by Market
(In millions of dollars)

As at	September 29, 2024	October 1, 2023
Life Sciences	$1,132	$857
Transportation	207	736
Food & Beverage	210	162
Consumer Products	166	152
Energy	109	109
Total	$1,824	$2,016

At September 29, 2024, Order Backlog was $1,824 million, 9.5% lower than at October 1, 2023, primarily on account of lower Order Backlog within the transportation market which included several large EV Order Bookings a year ago.

The life sciences funnel remains strong, with a focus on strategic submarkets of pharmaceuticals, radiopharmaceuticals, and medical devices. Management continues to see opportunities with both new and existing customers, including those who produce auto-injectors and wearable devices for diabetes and obesity treatments, contact lenses and pre-filled syringes, automated pharmacy solutions, as well as opportunities to provide life science solutions that leverage integrated capabilities from across ATS. In transportation, the funnel consists of smaller opportunities relative to the size of the Order Bookings received throughout fiscal years 2023 and 2024 as North American industry participants continue to moderate new capacity investment to match end market demand and reduce platform costs. See "Update on Large EV Customer Projects" below. Funnel activity in food & beverage remains strong. The Company continues to benefit from strong brand recognition within the global tomato processing, other soft fruits processing and vegetable processing industries, and there is continued interest in automated solutions within the food & beverage market more broadly. Funnel activity in consumer products is stable; inflationary pressures continue to have an effect on discretionary spending by consumers, which may impact timing of some customer investments. Funnel activity in energy remains strong and includes longer-term opportunities in the nuclear industry. The Company is focused on clean energy applications including solutions for the refurbishment of nuclear power plants, early participation in the small modular reactor market, and grid battery storage.

Funnel growth in markets where environmental, social and governance requirements are an increasing focus for customers — including nuclear and grid battery storage, as well as consumer goods packaging — provide ATS with opportunities to use its capabilities to respond to customer sustainability standards and goals, including global and regional requirements to reduce carbon emissions. Customers seeking to de-risk or enhance the resiliency of their supply chains, address a shortage of skilled workers or combat higher labour costs also provide future opportunities for ATS to pursue. Management believes that the underlying trends driving customer demand for ATS solutions including rising labour costs, labour shortages, production onshoring or reshoring and the need for scalable, high-quality, energy-efficient production remain favourable.

Order Backlog of $1,824 million is expected to help mitigate some of the impact of quarterly variability in Order Bookings on revenues in the short term. The Company’s Order Backlog includes several large enterprise programs that have longer periods of performance and therefore longer revenue recognition cycles, particularly in life sciences. In the third quarter of fiscal 2025, management expects to generate revenues in the range of $620 million to $680 million. While this range has previously been presented as a percentage of Order Backlog expected to be converted to revenue, it is now being presented on a revenue dollar basis. This estimate is calculated each quarter based on management’s assessment of project schedules across all customer contracts in Order Backlog, expectations for faster-turn product and services revenues, expected delivery timing of third-party equipment and operational capacity. In the short-term, management expects lower transportation revenues to continue to negatively impact margins, until reorganization actions are fully implemented.

Supplier lead times are generally acceptable across key categories; however, inflationary or other cost increases, price and lead-time volatility have and may continue to disrupt the timing and progress of the Company’s margin expansion efforts and affect revenue recognition. Over time, sustaining management's margin target assumes that the Company will successfully implement its margin expansion initiatives, and that such initiatives will result in improvements to its adjusted earnings from operations margin that offset these shorter-term pressures (see "Forward-Looking Statements" for a description of the risks underlying the achievement of the margin target in future periods).

The timing of customer decisions on larger opportunities is expected to cause variability in Order Bookings from quarter to quarter. Revenues in a given period are dependent on a combination of the volume of outstanding projects the Company is contracted to perform, the size and duration of those projects, and the timing of project activities including design, assembly, testing, and installation. Given the specialized nature of the Company’s offerings, the size and scope of projects vary based on customer needs. The Company seeks to achieve revenue growth organically and by identifying strategic acquisition opportunities that provide access to attractive end-markets and new products and technologies and deliver hurdle-rate returns. After-sales revenues and reoccurring revenues, which ATS defines as revenues from ancillary products and services associated with equipment sales, and revenues from customers who purchase non-customized ATS product at regular intervals, are expected to provide some balance to customers' capital expenditure cycles.

In the short term, except for the delays related to working capital noted in "Update on Large EV Customer Projects," ATS anticipates improvements in non-cash working capital in other parts of the business by the end of the fiscal year. Over the long-term, the Company expects to continue investing in non-cash working capital to support growth, with fluctuations expected on a quarter-over-quarter basis. The Company’s long-term goal is to maintain its investment in non-cash working capital as a percentage of annualized revenues below 15%. The Company expects that continued cash flows from operations, together with cash and cash equivalents on hand and credit available under operating and long-term credit facilities will be sufficient to fund its requirements for investments in non-cash working capital and capital assets, and to fund strategic investment plans including some potential acquisitions. Acquisitions could result in additional debt or equity financing requirements for the

Company. Non-cash working capital as a percentage of revenues is a non-IFRS ratio — see "Non-IFRS and Other Financial Measures."

The Company continues to make progress in line with its plans to integrate acquired companies, and expects to realize cost and revenue synergies consistent with announced integration plans.

Reorganization Activity
As the Company has discussed in ATS’ management’s discussion and analysis for the first quarter of fiscal 2025 ("Q1F25 MD&A"), the North American EV market was, and is continuing to, experience a slowdown in sales growth and this has resulted in reduced investment, program cancellations, deferrals, and production volume reductions by various automakers. In response to the expected resulting lower demand for the Company's solutions in this space, the Company initiated activities to reduce the cost structure of its transportation-related businesses. This includes reallocation of resources to other parts of the business, along with workforce reductions. In the second quarter of fiscal 2025, restructuring expenses of $17.1 million were recorded in relation to the reorganization. The majority of the remaining actions are expected to be completed during the third quarter of fiscal 2025. The total estimated cost of these activities is expected to be at the higher end of the previously disclosed range of $15 million to $20 million.

Update on Large EV Customer Projects
In the fourth quarter of fiscal 2024, management reported that approximately $150 million of Order Backlog with one of the Company's EV customers remained delayed. In light of the continuing market conditions with respect to reduced EV sales growth, there continues to be uncertainty as to if or when this portion of the program will restart. In light of this uncertainty, the Company has removed the amount from Order Backlog.

In addition, as disclosed in the Q1F25 MD&A, due to the size and timing of milestone payments for certain large EV programs, the Company could still see its non-cash working capital remain elevated until these milestone payments are received. Management has been, and continues to be, engaged in discussions with the particular customer of these large EV programs with respect to outstanding payments owed and completing the commissioning of these projects in order to receive final milestone payments. The systems comprising the projects are operating and producing products for the customer, and where the Company has completed its commissioning procedures, the systems have met or exceeded expectations, including with respect to production capacity. While these discussions are continuing, and management is making good faith efforts to resolve disagreements with the customer so that the Company can re-commence commissioning procedures, subsequent to the end of the second fiscal quarter these discussions have become more challenging. Although the Company is continuing its efforts to resolve disagreements with the customer, the Company is prepared to consider all legal avenues available to it, including dispute resolution mechanisms and litigation, if necessary (see "Risk Factors").

The Company has outstanding and overdue accounts receivable of approximately $155 million from this customer and approximately $170 million of contract assets reflecting work completed and remaining to be invoiced. The Company believes that it has fulfilled its obligations under the contracts with this customer and that it is owed these amounts for work completed, as reflected on its statement of financial position in the second quarter of fiscal 2025 interim condensed consolidated financial statements.

In light of recent developments, including the continuing market trends in North America with respect to EV sales, and as previously disclosed, management continues to expect that transportation will be a smaller portion of ATS' overall business going forward. The Company has been implementing its previously disclosed reorganization efforts to reflect these expectations and, where possible, allocate resources to other markets where the Company has identified greater opportunities for continued growth (see "Reorganization Activity").

DETAILED ANALYSIS

CONSOLIDATED RESULTS
(In millions of dollars, except per share data)

	Three Months Ended September 29, 2024	Three Months Ended October 1, 2023	Six Months Ended September 29, 2024	Six Months Ended October 1, 2023
Revenues	$612.8	$735.7	$1,307.1	$1,489.4
Cost of revenues	432.5	527.3	920.1	1,068.2
Selling, general and administrative	138.3	121.9	273.7	245.6
Restructuring costs	17.1	—	17.1	—
Stock-based compensation	2.7	3.5	6.4	13.5
Earnings from operations	$22.2	$83.0	$89.8	$162.1
Net finance costs	$23.5	$15.5	$43.1	$32.4
Provision for (recovery of) income taxes	(0.4)	16.8	12.3	31.2
Net income (loss)	$(0.9)	$50.7	$34.4	$98.5
Basic earnings (loss) per share	$(0.01)	$0.51	$0.35	$1.02

Non-IFRS Financial Measures[1]	Three Months Ended September 29, 2024	Three Months Ended October 1, 2023	Six Months Ended September 29, 2024	Six Months Ended October 1, 2023
Adjusted earnings from operations	$56.5	$98.3	$142.6	$200.4
EBITDA	$61.4	$117.0	$166.5	$231.8
Adjusted EBITDA	$78.3	$116.2	$184.3	$235.4
Adjusted basic earnings per share	$0.25	$0.63	$0.75	$1.32
1Non-IFRS financial measures - see "Non-IFRS and Other Financial Measures."

Consolidated Revenues
(In millions of dollars)

Revenues by type	Three Months Ended September 29, 2024	Three Months Ended October 1, 2023	Six Months Ended September 29, 2024	Six Months Ended October 1, 2023
Revenues from construction contracts	$317.5	$479.7	$712.5	$988.6
Services rendered	162.5	149.1	333.7	291.4
Sale of goods	132.8	106.9	260.9	209.4
Total revenues	$612.8	$735.7	$1,307.1	$1,489.4

Revenues by market	Three Months Ended September 29, 2024	Three Months Ended October 1, 2023	Six Months Ended September 29, 2024	Six Months Ended October 1, 2023
Life Sciences	$350.4	$291.5	$678.8	$576.4
Transportation	69.2	252.2	213.7	470.7
Food & Beverage	93.9	109.8	190.7	240.5
Consumer Products	73.5	64.5	161.2	148.2
Energy	25.8	17.7	62.7	53.6
Total revenues	$612.8	$735.7	$1,307.1	$1,489.4

Second quarter of fiscal 2025 revenues were 16.7% or $122.9 million lower than in the corresponding period a year ago. This performance primarily reflected the year-over-year decrease in organic revenue (excluding contributions from acquired companies and foreign exchange translation) of $173.1 million or 23.5%, partially offset by increased revenues earned by acquired companies of $40.8 million, which included $25.7 million from Avidity and $9.1 million from Paxiom. Revenues generated from construction contracts decreased 33.8% or $162.2 million from the prior period due to lower Order Backlog entering the period, primarily within the transportation market which included several large EV Order Bookings a year ago. Revenues from services increased 9.0% or $13.4 million due to revenues earned by acquired companies of $7.9 million, in addition to organic revenue growth and the positive impact of foreign exchange translation. Revenues from the sale of goods increased 24.2% or $25.9 million primarily due revenues earned by acquired companies of $26.4 million, most notably from Avidity.

By market, revenues generated in life sciences increased $58.9 million or 20.2% year over year. This was primarily due to contributions from acquisitions totalling $31.7 million, notably from Avidity, and organic revenue growth on higher Order Backlog entering the quarter. Revenues in transportation decreased $183.0 million or 72.6% year over year, due to lower Order Backlog entering the quarter, as the prior year included several large EV projects. Revenues generated in food & beverage decreased $15.9 million or 14.5% from the corresponding period last year due to timing of program execution, partially offset by contributions from acquisitions of $9.1 million. Revenues generated in consumer products increased $9.0 million or 14.0% year over year due to higher Order Backlog entering the quarter. Revenues in energy increased $8.1 million or 45.8% due to higher Order Backlog entering the quarter.
Revenues for the six months ended September 29, 2024 were 12.2% or $182.3 million lower than in the prior year and included $70.8 million of revenues earned by acquired companies, including $51.8 million from Avidity. Organic revenue (excluding contributions from acquired companies and the impact of foreign exchange fluctuations) decreased, and was $268.7 million or 18.0% lower than the corresponding period in the prior year due to lower Order Backlog entering the period, primarily within the transportation market which included several large EV Order Bookings a year ago. Foreign exchange translation positively impacted revenues by $15.6 million or 1.0%, primarily reflecting the strengthening of the U.S. dollar and Euro relative to the Canadian dollar. Revenues generated from construction contracts decreased 27.9% or $276.1 million from the prior year due to lower Order Backlog entering the fiscal year, primarily within the transportation market which included several large EV Order Bookings a year ago. Revenues from services increased 14.5% or $42.3 million over the prior period due to organic revenue growth, and revenues earned by acquired companies of $16.5 million, most notably $10.3 million from Avidity, in addition to the positive impact of foreign exchange translation. Revenues from the sale of goods increased 24.6% or $51.5 million compared to the prior period primarily due to revenues earned by acquired companies of $47.3 million, most notably $41.5 million from Avidity.
By market, the first six months of fiscal 2025 revenues from life sciences increased $102.4 million or 17.8% over the prior period primarily on revenues earned by acquired companies of $61.4 million, organic revenue growth on higher Order Backlog entering the fiscal year, and a positive impact of foreign exchange translation. Revenues in transportation decreased $257.0 million or 54.6% from the prior period due primarily to lower Order Backlog entering the period, as the prior year included several large EV Order Bookings. Revenues generated in food & beverage decreased $49.8 million or 20.7% from the prior period due to timing of program execution, partially offset by contributions from acquisitions of $9.1 million. Revenues generated in consumer products increased $13.0 million or 8.8%, due to execution on increased in-quarter Order Bookings compared to the prior year. Revenues in energy increased $9.1 million or 17.0% over the prior period due to timing of program execution.
Cost of revenues. At $432.5 million, second quarter of fiscal 2025 cost of revenues decreased by $94.8 million, or 18.0% compared to the corresponding period a year ago, primarily due to lower revenues. Second quarter of fiscal 2025 gross margin was 29.4%, compared to 28.3% in the corresponding period a year ago. Excluding acquisition-related inventory fair value charges of $0.8 million, gross margin in the second quarter of fiscal 2025 was 29.6%, 123 basis points higher than the prior year, primarily on account of improved program mix compared to the prior period. Year-to-date gross margin was 29.6% (29.7% excluding acquisition-related inventory fair value charges of $1.7 million) compared to 28.3% in the corresponding period a year ago. The year-to-date gross margin, excluding acquisition-related inventory fair value charges, increased primarily on account of improved program mix compared to the prior period.

Selling, general and administrative expenses. SG&A expenses for the second quarter of fiscal 2025 were $138.3 million and included $17.4 million of costs related to the amortization of identifiable intangible assets on business acquisitions, and $0.9 million of incremental costs related to the Company's acquisition activity. Excluding these items, SG&A expenses were $120.0 million in the second quarter of fiscal 2025. Comparably, SG&A expenses for the second quarter of fiscal 2024 were $104.6 million, which excluded $16.1 million of costs related to the amortization of identifiable intangible assets on business acquisitions, and $1.2 million of incremental costs related to the Company’s acquisition activity. Higher SG&A expenses in the second quarter of fiscal 2025 primarily reflected incremental SG&A expenses from acquired companies of $10.1 million, primarily from Avidity, in addition to foreign exchange impacts.

For the six months ended September 29, 2024, SG&A expenses were $273.7 million, which included $35.0 million of costs related to the amortization of identifiable intangible assets on business acquisitions, and $2.2 million of incremental costs related to the Company’s acquisition activity. Excluding these costs, SG&A expenses were $236.5 million. Comparably, SG&A expenses for the six months ended October 1, 2023 were $209.6 million, which excluded $34.7 million of expenses related to the amortization of identifiable intangible assets on business acquisitions, and $1.3 million of incremental costs related to the Company’s acquisition activity. Excluding these costs, higher SG&A expenses for the six months ended September 29, 2024 primarily reflected incremental SG&A expenses from acquired companies of $19.4 million, primarily from Avidity, in addition to foreign exchange impacts.

Restructuring costs. Restructuring costs for the three and six months ended September 29, 2024 were $17.1 million, compared to nil in the corresponding periods a year ago. For further information on the restructuring costs, refer to "Reorganization Activity" on page 7.

Stock-based compensation. Stock-based compensation expense of $2.7 million in the second quarter of fiscal 2025 included a $1.9 million recovery of revaluation expenses from deferred share units and restricted share units resulting from the change in the market price of the Company's common shares between periods ("stock-based compensation revaluation expenses"). Comparably, stock-based compensation expense was $3.5 million in the corresponding period a year ago, which included $2.0 million recovery of stock-based compensation revaluation expenses. For the six months ended September 29, 2024, stock-based compensation expense was $6.4 million, which included a $3.2 million recovery of stock-based compensation revaluation expenses, compared to $13.5 million a year earlier, which included $2.3 million of stock-based compensation revaluation expenses.

Earnings and adjusted earnings from operations
(in millions of dollars)

	Three Months Ended September 29, 2024	Three Months Ended October 1, 2023	Six Months Ended September 29, 2024	Six Months Ended October 1, 2023
Earnings from operations	$22.2	$83.0	$89.8	$162.1
Amortization of acquisition-related intangible assets	17.4	16.1	35.0	34.7
Acquisition-related transaction costs	0.9	1.2	2.2	1.3
Acquisition-related inventory fair value charges	0.8	—	1.7	—
Restructuring charges	17.1	—	17.1	—
Mark to market portion of stock-based compensation	(1.9)	(2.0)	(3.2)	2.3
Adjusted earnings from operations[1]	$56.5	$98.3	$142.6	$200.4
1Non-IFRS financial measure - See "Non-IFRS and Other Financial Measures."

Second quarter of fiscal 2025 earnings from operations were $22.2 million (3.6% operating margin) compared to $83.0 million (11.3% operating margin) in the second quarter a year ago. Operating margin is a supplementary financial measure — see "Non-IFRS and Other Financial Measures". Second quarter of fiscal 2025 earnings from operations included $0.8 million of acquisition-related fair value adjustments to acquired inventories recorded in cost of revenues, $17.4 million related to amortization of acquisition-related intangible assets, $0.9 million of incremental costs for the Company's acquisition activity recorded to SG&A expenses, $17.1 million of restructuring charges and a $1.9 million recovery of stock-based compensation expenses due to revaluation. Second quarter of fiscal 2024 earnings from operations included $16.1 million of amortization of acquisition-related intangible assets, and $1.2 million of incremental costs for acquisition activity recorded in SG&A expenses, as well as a $2.0 million recovery of stock-based compensation revaluation expenses.

Excluding these items in both quarters, adjusted earnings from operations were $56.5 million (9.2% operating margin), compared to $98.3 million (13.4% operating margin) a year ago. Second quarter of fiscal 2025 adjusted earnings from operations reflected lower revenues which resulted in operational losses within select transportation businesses; the Company has initiated activities to reduce the cost structure in its transportation businesses (see "Reorganization Activity"). In addition, the current quarter had higher SG&A expenses, partially offset by increased gross margin profitability due to improved project mix.

For the six months ended September 29, 2024, earnings from operations were $89.8 million (6.9% operating margin), compared to $162.1 million (10.9% operating margin) a year ago. Earnings from operations included $1.7 million of acquisition-related fair value adjustments to acquired inventories recorded in cost of revenues, $35.0 million related to amortization of acquisition-related intangible assets and $2.2 million of incremental costs related to the Company’s acquisition activity recorded in SG&A expenses, $17.1 million of restructuring charges and a $3.2 million recovery of stock-based compensation revaluation expenses. For the six months ended October 1, 2023, earnings from operations included $34.7 million related to amortization of acquisition-related intangible assets and $1.3 million of incremental costs related to the Company's acquisition activity recorded to SG&A, and $2.3 million of stock-based compensation expenses due to revaluation.

Excluding those items in both years, adjusted earnings from operations were $142.6 million (10.9% margin), compared to $200.4 million (13.5% margin) in the corresponding period a year ago. Decreased adjusted earnings from operations reflected lower revenues, primarily from transportation businesses, and higher SG&A expenses, partially offset by increased gross margin profitability due to improved project mix.

Net finance costs. Net finance costs were $23.5 million in the second quarter of fiscal 2025, compared to $15.5 million a year ago. For the six months ended September 29, 2024, finance costs were $43.1 million compared to $32.4 million a year ago. The increase was primarily due to increased borrowings compared to the prior period.

Income tax provision. For the three- and six-months ended September 29, 2024, the Company’s effective income tax rates of 32.7% and 26.3%, respectively, differed from the combined Canadian basic federal and provincial income tax rate of 26.5% due to income earned in certain jurisdictions with different statutory tax rates.

Net Income (Loss). Net loss for the second quarter of fiscal 2025 was $0.9 million ((1) cent per share basic), compared to net income of $50.7 million (51 cents per share basic) for the second quarter of fiscal 2024. The decrease primarily reflected lower revenues, higher SG&A, and restructuring charges in the period, partially offset by increased margins. Adjusted basic earnings per share were 25 cents compared to 63 cents in the second quarter of fiscal 2024 (adjusted basic earnings per share is a non-IFRS financial measure — see "Non-IFRS and Other Financial Measures" and "Reconciliation of Non-IFRS Measures to IFRS Measures").

Net income for the six months ended September 29, 2024 was $34.4 million ($0.35 per share basic), a decrease of $64.1 million (and $0.67 per share basic) compared to a year ago. This was primarily the result of lower revenues, higher SG&A expenses, and restructuring charges in the year, partially offset by increased margins and lower stock-based compensation. Adjusted basic earnings per share were $0.75 for the period ended September 29, 2024 compared to $1.32 in the corresponding period a year ago (adjusted basic earnings per share is a non-IFRS financial measure — see "Non-IFRS and Other Financial Measures" and "Reconciliation of Non-IFRS Measures to IFRS Measures").

Other Non-IFRS Measures of Performance
(In millions of dollars)

	Three Months Ended September 29, 2024	Three Months Ended October 1, 2023	Six Months Ended September 29, 2024	Six Months Ended October 1, 2023
Earnings from operations	$22.2	$83.0	$89.8	$162.1
Depreciation and amortization	39.2	34.0	76.7	69.7
EBITDA[1]	$61.4	$117.0	$166.5	$231.8
Restructuring charges	17.1	—	17.1	—
Acquisition-related transaction costs	0.9	1.2	2.2	1.3
Acquisition-related inventory fair value charges	0.8	—	1.7	—
Mark to market portion of stock-based compensation	(1.9)	(2.0)	(3.2)	2.3
Adjusted EBITDA[1]	$78.3	$116.2	$184.3	$235.4
1Non-IFRS financial measure - See "Non-IFRS and Other Financial Measures"

Depreciation and amortization expense was $39.2 million in the second quarter of fiscal 2025, compared to $34.0 million a year ago; the increase primarily relates to incremental depreciation and amortization expense from recently acquired companies.
EBITDA was $61.4 million (10.0% EBITDA margin) in the second quarter of fiscal 2025 compared to $117.0 million (15.9% EBITDA margin) in the second quarter of fiscal 2024. EBITDA for the second quarter of fiscal 2025 included $17.1 million of restructuring charges, $0.9 million of incremental costs related to acquisition activity, $0.8 million of acquisition-related fair value adjustments to acquired inventories, and a $1.9 million recovery of stock-based compensation expenses due to revaluation. EBITDA for the corresponding period in the prior year included $1.2 million of incremental costs related to acquisition activity, and a $2.0 million recovery of stock-based compensation revaluation expenses. Excluding these costs, adjusted EBITDA was $78.3 million (12.8% adjusted EBITDA margin), compared to $116.2 million (15.8% adjusted EBITDA margin) for the corresponding period in the prior year. Lower adjusted EBITDA reflected lower revenues and increased SG&A expenses, partially offset by increased gross margin profitability. EBITDA and adjusted EBITDA are non-IFRS financial measures, and EBITDA margin is a non-IFRS ratio — see "Non-IFRS and Other Financial Measures."

Depreciation and amortization expense was $76.7 million for the first six months of fiscal 2025, compared to $69.7 million a year ago; the increase was primarily related to incremental depreciation and amortization expense from recently acquired companies.

EBITDA was $166.5 million (12.7% EBITDA margin) in the first six months of fiscal 2025 compared to $231.8 million (15.6% EBITDA margin) a year ago. EBITDA for the first six months of fiscal 2025 included $17.1 million of restructuring charges, $2.2 million of incremental costs related to the Company’s acquisition activity, $1.7 million acquisition-related fair value adjustments to acquired inventories, and a $3.2 million recovery of stock-based compensation revaluation expenses. EBITDA a year ago included $1.3 million of incremental costs related to the Company’s acquisition activity, and $2.3 million of stock-based compensation expenses due to revaluation. Excluding these costs in both years, adjusted EBITDA was $184.3 million (14.1% adjusted EBITDA margin), compared to $235.4 million (15.8% adjusted EBITDA margin) a year ago. Lower adjusted EBITDA reflected lower revenues, and increased SG&A expenses, partially offset by increased gross margin profitability.

SHARE DATA
During the first six months of fiscal 2025, 2,927 stock options were exercised. At November 6, 2024, the total number of common shares outstanding was 97,926,826. There were also 1,044,310 stock options outstanding to acquire common shares of the Company and 961,366 restricted share units outstanding that may be settled in ATS common shares where deemed advisable by the Company, as an alternative to cash payments. A portion of the restricted share units ("RSUs") are subject to the performance vesting conditions of the Company's RSU plan.

In fiscal 2023, a trust was created for the purpose of purchasing common shares of the Company on the stock market. The common shares are being held in trust and may be used to settle some or all of the fiscal 2023, 2024 and 2025 restricted share unit grants when such restricted share unit grants are fully vested. During the three months ended September 29, 2024, 332,165 common shares were purchased for $14.7 million and placed in the trust. The trust is included in the Company's interim condensed consolidated financial statements with the value of the acquired common shares presented as a reduction of share capital.

NORMAL COURSE ISSUER BID

On December 13, 2023, the Company announced that the TSX had accepted a notice filed by the Company of its intention to make a normal course issuer bid ("NCIB"). Under the NCIB, ATS may purchase for cancellation up to a maximum of 8,044,818 common shares during the 12-month period ending December 14, 2024.

During the six months ended September 29, 2024, the Company purchased 1,020,887 common shares for $45.9 million, including applicable taxes, under the NCIB.
Some purchases under the NCIB may be made pursuant to an automatic share purchase plan between ATS and its broker. This plan enables the purchase of common shares when ATS would not ordinarily be active in the market due to internal trading blackout periods, insider trading rules, or otherwise. ATS security holders may obtain a copy of the notice, without charge, upon request from the Secretary of the Company. The NCIB program is viewed by the Company as one component of an overall capital structure strategy and complementary to its acquisition growth plans.

INVESTMENTS, LIQUIDITY, CASH FLOW AND FINANCIAL RESOURCES
Liquidity, Cash Flow and Financial Resources
(In millions of dollars, except ratios)

As at	September 29, 2024	March 31, 2024
Cash and cash equivalents	$246.9	$170.2
Debt-to-equity ratio[1]	1.09:1	0.79:1
1Debt is calculated as bank indebtedness, long-term debt and lease liabilities. Equity is calculated as total equity less accumulated other comprehensive income.

	Three Months Ended September 29, 2024	Three Months Ended October 1, 2023	Six Months Ended September 29, 2024	Six Months Ended October 1, 2023
Cash, beginning of period	$185.1	$123.5	$170.2	$159.9
Total cash provided by (used in):
Operating activities	(44.8)	8.5	(80.2)	(99.3)
Investing activities	(198.2)	(25.9)	(213.6)	(46.2)
Financing activities	301.1	80.9	366.3	173.3
Net foreign exchange difference	3.7	0.4	4.2	(0.3)
Cash, end of period	$246.9	$187.4	$246.9	$187.4

In the second quarter of fiscal 2025, cash flows used in operating activities were $44.8 million compared to $8.5 million provided by operating activities in the corresponding period a year ago. The decrease in cash flow from operations was primarily attributed to lower net income, primarily related to the impact of lower revenues in the period.

In the six months ended September 29, 2024, cash flows used in operating activities were $80.2 million compared to $99.3 million used in operating activities a year ago. The year-over-year change related primarily to lower investment in non-cash working capital, mainly due to timing of certain customer programs, partially offset by lower net income, which was primarily related to the impact of lower revenues in the period.

In the second quarter of fiscal 2025, the Company’s investment in non-cash working capital increased $74.3 million compared to June 30, 2024. On a year-to-date basis, investment in non-cash working capital increased $181.2 million; accounts receivable increased by 26.3%, or $124.0 million, while net contracts in progress decreased 12.2%, or $47.7 million, compared to March 31, 2024, primarily due to the timing of billings on certain customer contracts and $10.9 million of accounts receivable from recent acquisitions. The Company actively manages its accounts receivable, contract asset and contract liability balances through billing terms on long-term contracts and collection efforts. Inventories increased 15.7%, or $46.5 million, to enable fulfillment of Order Backlog, in addition to $28.3 million of inventory from acquired entities. Deposits and prepaid assets increased 1.7% or $1.7 million compared to March 31, 2024. Accounts payable and accrued liabilities decreased 12.0% or $72.8 million compared to March 31, 2024 due to timing of supplier billings and payments and a decrease in stock-based compensation accrual relating to amounts paid out in the quarter, partially offset by contributions from acquisitions of $20.1 million. Provisions increased 11.1% or $4.0 million compared to March 31, 2024 due to costs accrued relating to the fiscal 2025 reorganization.
The free cash flow of the Company for the six months ended September 29, 2024 was an outflow of $112.9 million, compared to an outflow of $144.1 million a year ago primarily due to decreased investments in non-cash working capital, in addition to reduced expenditure on property, plant and equipment. The Company has a multi-year free cash flow target of 100% of net income. Free cash flow is a non-IFRS financial measure — see "Non-IFRS and Other Financial Measures".

Non-cash working capital as a percentage of revenue was 30.0% at September 29, 2024 compared to 19.0% at March 31, 2024. Non-cash working capital as a percentage of revenue is a non-IFRS ratio — see "Non-IFRS and Other Financial Measures".

Cash investments in property, plant and equipment totalled $15.2 million in the first six months of fiscal 2025, primarily related to the improvement of certain manufacturing facilities, computer hardware purchases and purchases of production equipment. Intangible asset expenditures were $17.5 million in the first six months of fiscal 2025, primarily related to computer software and various internal development projects. Capital expenditures for fiscal 2025 for tangible assets and intangible assets are expected to be generally in line with the $70 million to $90 million range previously disclosed. The Company adds capacity to support growth while continuing to invest in innovation. This investment is based on the needs of the business and timing of projects, and management continues to build flexibility into plans for the balance of the year.

At September 29, 2024, the Company had $408.9 million of unutilized multipurpose credit, including letters of credit, available under existing credit facilities and an additional $242.3 million available under letter of credit facilities.

On October 5, 2023, the Company amended its senior secured credit facility (the "Credit Facility") to extend the term loan maturity to match the maturity of the revolving line of credit. The Credit Facility consists of (i) a $750.0 million secured committed revolving line of credit and (ii) a fully drawn $300.0 million non-amortized secured term credit facility; both maturing on November 4, 2026. The Credit Facility is secured by the Company’s assets, including a pledge of shares of certain of the Company’s subsidiaries. Certain of the Company’s subsidiaries also provide guarantees under the Credit Facility. At September 29, 2024, the Company had utilized $732.5 million under the Credit Facility, of which $732.5 million was classified as long-term debt (March 31, 2024 - $704.0 million) and $0.0 million by way of letters of credit (March 31, 2024 - $0.0 million).
The Credit Facility is available in Canadian dollars by way of prime rate advances, Term CORRA advances and/or Daily Compounded CORRA advances, in U.S. dollars by way of base rate advances and/or Term SOFR advances, in Euros by way of EURIBOR advances, in British pounds sterling by way of Daily Simple SONIA advances, and by way of letters of credit for certain purposes. The interest rates applicable to the Credit Facility are determined based on a net debt-to-EBITDA ratio as defined in the Credit Facility. For prime rate advances and base rate advances, the interest rate is equal to the Agent's prime rate or the Agent's U.S. dollar base rate in Canada, respectively, plus a margin ranging from 0.45% to 2.00%. For Term CORRA advances, Daily Compounded CORRA advances, Term SOFR advances, EURIBOR advances and Daily Simple SONIA advances, the interest rate is equal to the Term CORRA rate, the Daily Compounded CORRA rate, the Term SOFR rate, the EURIBOR rate or the Daily Simple SONIA rate, respectively, plus a margin that varies from 1.45% to 3.00%. The Company pays a fee for usage of financial letters of credit that ranges from 1.45% to 3.00%, and a fee for usage of non-financial letters of credit that ranges from 0.97% to 2.00%. The Company pays a standby fee on the unadvanced portions of the amounts available for advance or drawdown under the Credit Facility at rates ranging from 0.29% to 0.60%. The Company's Credit Facility is subject to changes in market interest rates. Changes in economic conditions outside of the Company's control could result in higher interest rates, thereby increasing its interest expense. The Company uses a variable for fixed interest rate swap to hedge a portion of its Credit Facility (see "Risk Management").

The Credit Facility is subject to financial covenants including a net debt-to-EBITDA test and an interest coverage test. Under the terms of the Credit Facility, the Company is restricted from encumbering any assets with certain permitted exceptions. At September 29, 2024, all of the covenants were met.

The Company has additional credit facilities available of $110.9 million (40.6 million Euros, U.S $24.0 million, 120.0 million Thai Baht, 5.0 million GBP, 5.0 million CNY, $0.2 million AUD and $2.1 million CAD). The total amount outstanding on these facilities as at September 29, 2024 was $19.5 million, of which $17.3 million was classified as bank indebtedness (March 31, 2024 - $4.1 million), $2.2 million was classified as long-term debt (March 31, 2024 - $2.3 million) and $nil by way of letters of credit (March 31, 2024 - $0.4 million). The interest rates applicable to the credit facilities range from 0.03% to 8.45% per annum. A portion of the long-term debt is secured by certain assets of the Company.

The Company’s U.S. $350.0 million aggregate principal amount of senior notes (“the US Senior Notes”) were issued at par, bear interest at a rate of 4.125% per annum and mature on December 15, 2028. After December 15, 2023, the Company may redeem the US Senior Notes, in whole at any time or in part from time to time, at specified redemption prices and subject to certain conditions required by the US Senior Notes. If the Company experiences a change of control, the Company may be required to repurchase the US Senior Notes, in whole or in part, at a purchase price equal to 101% of the aggregate principal amount of the US Senior Notes, plus accrued and unpaid interest, if any, to, but not including, the redemption date. The US Senior Notes contain customary covenants that restrict, subject to certain exceptions and thresholds, some of the activities of the Company and its subsidiaries, including the Company’s ability to dispose of assets, incur additional debt, pay dividends, create liens, make investments, and engage in specified transactions with affiliates. At September 29, 2024, all of the covenants were met. Subject to certain exceptions, the US Senior Notes are guaranteed by each of the subsidiaries of the Company that is a borrower or has guaranteed obligations under the Credit Facility. Transaction fees of $8,100 were deferred and are being amortized over the term of the US Senior Notes. The Company uses a cross-currency interest rate swap instrument to hedge a portion of its US Senior Notes (see "Risk Management").

On August 21, 2024, the Company completed a private placement of $400 million aggregate principal amount of senior unsecured notes (the "CAD Senior Notes"). Transaction fees of $6.1 million were deferred and will be amortized over the term of the CAD Senior Notes. The Company used the net proceeds to repay amounts owing under the Credit Facility.

The CAD Senior Notes were issued at par, bear interest at a rate of 6.50% per annum and mature on August 21, 2032. The Company may redeem the CAD Senior Notes, at any time after August 21, 2027, in whole or in part, at specified redemption prices and subject to certain conditions required by the CAD Senior Notes. If the Company experiences a change of control, the Company may be required to repurchase the CAD Senior Notes, in whole or in part, at a purchase price equal to 101% of the aggregate principal amount of the CAD Senior Notes, plus accrued and unpaid interest, if any, to , but not including, the redemption date. The CAD Senior Notes contain customary covenants that restrict, subject to certain exception and thresholds, some of the activities of the Company and its subsidiaries, including the Company's ability to dispose of assets, incur additional debt, pay dividends, create liens, make investments, and engage in specified transactions with affiliates. At September 29, 2024, all of the covenants were met. Subject to certain exceptions, the CAD Senior Notes are guaranteed by each of the subsidiaries of the Company that is a borrower or has guaranteed obligations under the Credit Facility.

Contractual Obligations
(In millions of dollars)

The Company’s contractual obligations are as follows as at September 29, 2024:

	Payments Due by Period
	Total	<1 Year	1-2 Years	2-3 Years	3-4 Years	4-5 Years	>5 Years
Bank indebtedness	$17.3	$17.3	$—	$—	$—	$—	$—
Long-term debt obligations[1]	1,897.3	45.8	45.9	778.3	45.8	504.3	477.2
Lease liability obligations[1]	146.9	33.5	29.0	23.3	15.6	12.7	32.8
Purchase obligations	361.3	321.9	37.3	1.3	0.5	0.1	0.2
Accounts payable and accrued liabilities	531.7	531.7	—	—	—	—	—
Total	$2,954.5	$950.2	$112.2	$802.9	$61.9	$517.1	$510.2
1Long-term debt obligations and lease liability obligations include principal and interest.

The Company’s off-balance sheet arrangements consist of purchase obligations, primarily commitments for material purchases, which have been entered into in the normal course of business.

In accordance with industry practice, the Company is liable to customers for obligations relating to contract completion and timely delivery. In the normal conduct of its operations, the Company may provide letters of credit as security for advances received from customers pending delivery and contract performance. In addition, the Company provides letters of credit for post-retirement obligations and may provide letters of credit as security on equipment under lease and on order. As at September 29, 2024, the total value of outstanding letters of credit was approximately $237.3 million (March 31, 2024 - $171.1 million).

In the normal course of operations, the Company is party to a number of lawsuits, claims and contingencies. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, the Company does not believe that the ultimate outcome of these matters will have a material impact on its interim condensed consolidated statement of financial position.

The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations to the Company. The Company minimizes this risk by limiting counterparties to major financial institutions and monitoring their credit worthiness. The Company’s credit exposure to forward foreign exchange contracts is the current replacement value of contracts that are in a gain position. The Company is also exposed to credit risk from its customers. Substantially all of the Company’s trade accounts receivable are due from customers in a variety of industries and, as such, are subject to normal credit risks from their respective industries. The Company regularly monitors customers for changes in credit risk. The Company does not believe that any single market or geographic region represents significant credit risk. Credit risk concentration, with respect to trade receivables, is mitigated as the Company primarily serves large, multinational customers and obtains receivables insurance in certain instances.

FINANCIAL INSTRUMENTS

The Company has various financial instruments including cash and cash equivalents, trade accounts receivable, bank indebtedness, trade accounts payable and accrued liabilities and long-term debt which are used in the normal course of business to maintain operations. The Company uses derivative financial instruments to help manage and mitigate various risks that the business faces.

RISK MANAGEMENT

An interest rate risk exists with financial instruments held by the Company, which is the risk that the fair value of future cash flows of a financial instrument will fluctuate as a result of changes in market interest rates. The Company manages interest rate risk on a portfolio basis and seeks financing terms in individual arrangements that are most advantageous taking into account all relevant factors.

The Company uses a variable for fixed interest rate swap as a derivative financial instrument to hedge a portion of its interest rate risk. Effective November 4, 2022, the Company entered into a variable for fixed interest rate swap instrument to swap the variable interest rate on its $300.0 million non-amortized secured credit facility to a fixed 4.241% interest rate. The terms of the hedging instrument ended on November 4, 2024. Effective November 21, 2023, the Company entered into a variable for fixed interest rate swap instrument to swap the variable interest rate on its $300.0 million non-amortized secured credit facility to a fixed 4.044% interest rate for the period November 4, 2024 to November 4, 2026.

A credit risk exists with financial instruments held by the Company, which is the risk of financial loss if a counterparty to a financial instrument fails to meet its contractual obligations. The Company attempts to mitigate this risk by following policies and procedures surrounding accepting work with new customers, and performing work for a large variety of multinational customers in diversified industries.

There is a liquidity risk, which is the risk that the Company may encounter difficulties in meeting obligations associated with some financial instruments. This is managed by ensuring, to the extent possible, that the Company will have sufficient liquidity to meet its liabilities when they become due.
FOREIGN EXCHANGE RISK

The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency of the Canadian dollar, through borrowings in currencies other than its functional currency and through its investments in its foreign-based subsidiaries.
The Company’s Canadian operations generate significant revenues in major foreign currencies, primarily U.S. dollars, which exceed the natural hedge provided by purchases of goods and services in those currencies. In order to manage a portion of this foreign currency exposure, the Company has entered into forward foreign exchange contracts. The timing and amount of these forward foreign exchange contract requirements are estimated based on existing customer contracts on hand or anticipated, current conditions in the Company’s markets and the Company’s past experience. Certain of the Company’s foreign subsidiaries will also enter forward foreign exchange contracts to hedge identified balance sheet, revenue and purchase exposures. The Company’s forward foreign exchange contract hedging program is intended to mitigate movements in currency rates primarily over a four- to six-month period.

The Company uses cross-currency swaps as derivative financial instruments to hedge a portion of its foreign exchange risk related to its US Senior Notes. On April 20, 2022, the Company entered into a cross-currency interest rate swap instrument to swap U.S. $175.0 million into Canadian dollars to hedge a portion of its foreign exchange risk related to its US Senior Notes. The Company will receive interest of 4.125% U.S. per annum and pay interest of 4.169% Canadian. The terms of the hedging instrument will end on December 15, 2025.

The Company manages foreign exchange risk on its Euro-denominated net investments. The Company uses a cross-currency interest rate swap as derivative financial instruments to hedge a portion of the foreign exchange risk related to its Euro-denominated net investment. On April 20, 2022, the Company entered into a cross-currency interest rate swap instrument to swap 161.1 million Euros into Canadian dollars. The Company will receive interest of 4.169% Canadian per annum and pay interest of 2.351% Euros. The terms of the hedging relationship will end on December 15, 2025.

In addition, from time to time, the Company may hedge the foreign exchange risk arising from foreign currency debt, intercompany loans, net investments in foreign-based subsidiaries and committed acquisitions through the use of forward foreign exchange contracts or other non-derivative financial instruments. The Company uses hedging as a risk management tool, not to speculate.

Period Average Exchange Rates in Canadian Dollars

	Three Months Ended			Six Months Ended
	September 29 2024	October 1 2023	% change	September 29 2024	October 1 2023	% change
U.S. dollar	1.363	1.343	1.5%	1.366	1.343	1.7%
Euro	1.500	1.459	2.8%	1.487	1.460	1.8%

CONSOLIDATED QUARTERLY RESULTS
(In millions of dollars, except per share amounts)

	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023
Revenues	$612.8	$694.3	$791.5	$752.0	$735.7	$753.6	$730.8	$647.0
Earnings from operations	$22.2	$67.6	$74.8	$78.5	$83.0	$79.0	$51.9	$56.0
Adjusted earnings from operations[1,4]	$56.5	$86.2	$95.9	$101.2	$98.3	$102.1	$101.9	$86.2
Net income (loss)	$(0.9)	$35.3	$48.5	$47.2	$50.7	$47.7	$29.6	$29.2
Basic earnings (loss) per share	$(0.01)	$0.36	$0.49	$0.48	$0.51	$0.50	$0.32	$0.32
Diluted earnings per share	$(0.01)	$0.36	$0.49	$0.47	$0.51	$0.50	$0.32	$0.32
Adjusted basic earnings per share[1,4]	$0.25	$0.50	$0.65	$0.65	$0.63	$0.69	$0.73	$0.56
Order Bookings[2]	$742	$817	$791	$668	$742	$690	$737	$979
Order Backlog[3]	$1,824	$1,882	$1,793	$1,907	$2,016	$2,023	$2,153	$2,143
1Non-IFRS financial measure - See "Non-IFRS and Other Financial Measures" and "Reconciliation of Non-IFRS Measures to IFRS Measures"
2Supplementary financial measure - See "Non-IFRS and Other Financial Measures" and "Order Bookings by Quarter"
3Supplementary financial measure - See "Non-IFRS and Other Financial Measures" and "Order Backlog Continuity"
4The composition of these Non-IFRS Measures has been revised from what was previously disclosed. See "Non-IFRS and Other Financial Measures"

Interim financial results are not necessarily indicative of annual or longer-term results because capital equipment markets served by the Company tend to be cyclical in nature. Operating performance quarter to quarter is also affected by the timing of revenue recognition on large programs in Order Backlog, which is impacted by such factors as customer delivery schedules, the timing of receipt of third-party components, and by the timing of acquisitions. General economic trends, product life cycles and product changes may impact revenues and operating performance. ATS typically experiences some seasonality with its Order Bookings, revenues and earnings from operations, due to employee vacations, seasonality of growing seasons within the food industry and summer plant shutdowns by its customers.

RELATED PARTY TRANSACTIONS
The Company has an agreement with a shareholder, Mason Capital Management, LLC ("Mason Capital"), pursuant to which Mason Capital has agreed to provide ATS with ongoing strategic and capital markets advisory services for an annual fee of U.S. $0.5 million. As part of the agreement, Michael Martino, a member of the Company’s Board of Directors who is associated with Mason Capital, has waived any fees to which he may have otherwise been entitled for serving as a member of the Board of Directors or as a member of any committee of the Board of Directors.

There were no other significant related party transactions in the first six months of fiscal 2025.

Reconciliation of Non-IFRS Measures to IFRS Measures
(In millions of dollars, except per share data)

The following table reconciles adjusted EBITDA and EBITDA to the most directly comparable IFRS measure (net income (loss)):

	Three Months Ended September 29, 2024	Three Months Ended October 1, 2023	Six Months Ended September 29, 2024	Six Months Ended October 1, 2023
Adjusted EBITDA	$78.3	$116.2	$184.3	$235.4
Less: restructuring charges	17.1	—	17.1	—
Less: acquisition-related transaction costs	0.9	1.2	2.2	1.3
Less: acquisition-related inventory fair value charges	0.8	—	1.7	—
Less: mark to market portion of stock-based compensation	(1.9)	(2.0)	(3.2)	2.3
EBITDA	$61.4	$117.0	$166.5	$231.8
Less: depreciation and amortization expense	39.2	34.0	76.7	69.7
Earnings from operations	$22.2	$83.0	$89.8	$162.1
Less: net finance costs	23.5	15.5	43.1	32.4
Less: provision (recovery) for income taxes	(0.4)	16.8	12.3	31.2
Net income (loss)	$(0.9)	$50.7	$34.4	$98.5

The following table reconciles adjusted earnings from operations, adjusted net income, and adjusted basic earnings per share to the most directly comparable IFRS measures (net income (loss) and basic earnings (loss) per share):

	Three Months Ended September 29, 2024					Three Months Ended October 1, 2023
	Earnings from operations	Finance costs	Recovery of income taxes	Net loss	Basic EPS	Earnings from operations	Finance costs	Provision for income taxes	Net income	Basic EPS
Reported (IFRS)	$22.2	$(23.5)	$0.4	$(0.9)	$(0.01)	$83.0	$(15.5)	$(16.8)	$50.7	$0.51
Amortization of acquisition- related intangibles	17.4	—	—	17.4	0.18	16.1	—	—	16.1	0.17
Restructuring charges	17.1	—	—	17.1	0.17	—	—	—	—	—
Acquisition-related inventory fair value charges	0.8	—	—	0.8	0.01	—	—	—	—	—
Acquisition-related transaction costs	0.9	—	—	0.9	0.01	1.2	—	—	1.2	0.01
Mark to market portion of stock-based compensation	(1.9)	—	—	(1.9)	(0.02)	(2.0)	—	—	(2.0)	(0.02)
Tax effect of the above adjustments[1]	—	—	(9.0)	(9.0)	(0.09)	—	—	(3.8)	(3.8)	(0.04)
Adjusted (non-IFRS)	$56.5			$24.4	$0.25	$98.3			$62.2	$0.63
1Adjustments to provision for income taxes relate to the income tax effects of adjustment items that are excluded for the purposes of calculating non-IFRS based adjusted net income.

	Six Months Ended September 29, 2024					Six Months Ended October 1, 2023
	Earnings from operations	Finance costs	Provision for income taxes	Net income	Basic EPS	Earnings from operations	Finance costs	Provision for income taxes	Net income	Basic EPS
Reported (IFRS)	$89.8	$(43.1)	$(12.3)	$34.4	$0.35	$162.1	$(32.4)	$(31.2)	$98.5	$1.02
Amortization of acquisition- related intangibles	35.0	—	—	35.0	0.36	34.7	—	—	34.7	0.36
Restructuring charges	17.1	—	—	17.1	0.17	—	—	—	—	—
Acquisition-related fair value inventory charges	1.7	—	—	1.7	0.02	—	—	—	—	—
Acquisition-related transaction costs	2.2	—	—	2.2	0.02	1.3	—	—	1.3	0.01
Mark to market portion of stock-based compensation	(3.2)	—	—	(3.2)	(0.03)	2.3	—	—	2.3	0.03
Tax effect of the above adjustments[1]	—	—	(13.7)	(13.7)	(0.14)	—	—	(9.6)	(9.6)	(0.10)
Adjusted (non-IFRS)	$142.6			$73.5	$0.75	$200.4			$127.2	$1.32
1Adjustments to provision for income taxes relate to the income tax effects of adjustment items that are excluded for the purposes of calculating non-IFRS based adjusted net income.

The following table reconciles organic revenue to the most directly comparable IFRS measure (revenue):

	Three Months Ended September 29, 2024	Three Months Ended October 1, 2023	Six Months Ended September 29, 2024	Six Months Ended October 1, 2023
Organic revenue	$562.6	$685.5	$1,220.7	$1,390.3
Revenues of acquired companies	40.8	14.5	70.8	29.8
Impact of foreign exchange rate changes	9.4	35.7	15.6	69.3
Total revenue	$612.8	$735.7	$1,307.1	$1,489.4
Organic revenue growth	(23.5)%		(18.0)%

The following table reconciles non-cash working capital as a percentage of revenues to the most directly comparable IFRS measures:

As at	September 29 2024	March 31 2024
Accounts receivable	$595.3	$471.3
Income tax receivable	16.1	13.4
Contract assets	589.7	704.7
Inventories	342.4	295.9
Deposits, prepaids and other assets	99.9	98.2
Accounts payable and accrued liabilities	(531.7)	(604.5)
Income tax payable	(41.7)	(44.7)
Contract liabilities	(244.9)	(312.2)
Provisions	(40.0)	(36.0)
Non-cash working capital	$785.1	$586.1
Trailing six-month revenues annualized	$2,614.1	$3,087.0
Working capital %	30.0%	19.0%

The following table reconciles net debt to the most directly comparable IFRS measures:

As at	September 29 2024	March 31 2024
Cash and cash equivalents	$246.9	$170.2
Bank indebtedness	(17.3)	(4.1)
Current portion of lease liabilities	(31.4)	(27.6)
Current portion of long-term debt	(0.2)	(0.2)
Long-term lease liabilities	(96.9)	(83.8)
Long-term debt	(1,594.0)	(1,171.8)
Net Debt	$(1,492.9)	$(1,117.3)
Pro Forma Adjusted EBITDA (TTM)	$439.5	$485.3
Net Debt to Pro Forma Adjusted EBITDA	3.4x	2.3x

The following table reconciles free cash flow to the most directly comparable IFRS measures:

(in millions of dollars)	Three Months Ended September 29, 2024	Three Months Ended October 1, 2023	Six Months Ended September 29, 2024	Six Months Ended October 1, 2023
Cash flows provided by (used in) operating activities	$(44.8)	$8.5	$(80.2)	$(99.3)
Acquisition of property, plant and equipment	(8.1)	(15.9)	(15.2)	(34.5)
Acquisition of intangible assets	(8.7)	(5.9)	(17.5)	(10.3)
Free cash flow	$(61.6)	$(13.3)	$(112.9)	$(144.1)

Certain non-IFRS financial measures exclude the impact on stock-based compensation expense of the revaluation of deferred share units and restricted share units resulting specifically from the change in market price of the Company's common shares between periods. Management believes the adjustment provides further insight into the Company's performance.

The following table reconciles total stock-based compensation expense to its components:

(in millions of dollars)	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023
Total stock-based compensation expense	$2.7	$3.7	$(4.3)	$4.7	$3.5	$10.0	$19.3	$9.9
Less: mark to market portion of stock-based compensation	(1.9)	(1.3)	(8.5)	(0.6)	(2.0)	4.4	15.1	5.6
Base stock-based compensation expense	$4.6	$5.0	$4.2	$5.3	$5.5	$5.6	$4.2	$4.3

CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s interim condensed consolidated financial statements requires management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities at the end of the reporting period. Uncertainty about these estimates, judgments and assumptions could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

The Company based its assumptions on information available when the interim condensed consolidated financial statements were prepared. Existing circumstances and assumptions about future developments may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the estimates as they occur.

There have been no material changes to the critical accounting estimates described in the Company’s fiscal 2024 MD&A.

Macroeconomic environment
The Company continues to operate amidst an uncertain macroeconomic environment, including inflation, supply chain disruptions, cross-border tariffs and other impediments to cross-border trade, interest rate changes, regional conflicts, and the impacts of any pandemic or epidemic outbreak or resurgence. Any increase in inflation and interest rates could affect the global and Canadian economies, which could adversely affect the Company’s business, operations and customers. ATS monitors these dynamic macroeconomic conditions to assess any potential impacts on the business, financial results, and conditions of the Company. Management also monitors and assesses the impact of these factors on its judgments, estimates, accounting policies, and amounts recognized in the Company's interim condensed consolidated financial statements.

CONTROLS AND PROCEDURES

The Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO") of the Company are responsible for establishing and maintaining disclosure controls and procedures and internal controls over financial reporting for the Company. The control framework used in the design of disclosure controls and procedures and internal control over financial reporting is the "Internal Control – Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission.

There were no significant changes or material weaknesses in the design of the Company’s internal controls over financial reporting during the second quarter of fiscal 2025 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Management, including the CEO and CFO, do not expect that the Company’s disclosure controls or internal controls over financial reporting will prevent or detect all errors and all fraud or will be effective under all potential future conditions. A control system is subject to inherent limitations and, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met.

Limitation on Scope
Avidity was acquired on November 16, 2023, Paxiom was acquired on July 24, 2024, and Heidolph was acquired on August 30, 2024. Avidity earnings were consolidated from November 16, 2023, Paxiom earnings were consolidated from July 24, 2024, and Heidolph earnings were consolidated from August 30, 2024. Management has not fully completed its review of internal controls over financial reporting for these newly acquired organizations. Since the acquisitions occurred within the 365 days of the reporting period, management has limited the scope of design and subsequent evaluation of disclosure controls and procedures and internal controls over financial reporting, as permitted pursuant to National Instrument 52-109 - Certification of Disclosure in Issuer’s Annual and Interim Filings. For the period covered by this MD&A, management has undertaken additional procedures to satisfy itself with respect to the accuracy and completeness of the acquired companies' financial information. The following summary of financial information pertains to the acquisitions that were included in ATS’ interim condensed consolidated financial statements for the quarter ended September 29, 2024.

(millions of dollars)
Revenue[1]	$65.6 million
Net income[1,3]	$6.1 million
Current assets[2]	$119.8 million
Non-current assets[2]	$416.9 million
Current liabilities[2]	$48.5 million
Non-current liabilities[2]	$45.6 million
1 Results from April 1, 2024 to September 29, 2024
2 Balance sheet as at September 29, 2024
3 Net income includes items excluded from management's internal analysis of results, such as amortization expense of acquisition-related intangible assets, acquisition-related fair value adjustments to acquired inventories, finance costs, and certain other adjustments.

RISK FACTORS
Risks applicable to ATS’ business operations are described in the Company’s AIF under "Risk Factors." The AIF is available on SEDAR+ at www.sedarplus.com and on the U.S. Securities Exchange Commission’s EDGAR at www.sec.gov. Such risks described in the AIF remain substantially unchanged. In addition, with respect to the "Update on Large EV Customer Projects" provided herein, the risks titled "Litigation Risk" and "Customer Concentration Risk" in the AIF specifically apply and are supplemented by the following:

Customer Disagreement Risk
Although the Company hopes that it will be able to reach a satisfactory resolution with respect to its disagreement with its customer as referenced in "Update on EV Customer Projects," it is possible that such a resolution is not reached. The Company may decide to pursue a private dispute resolution process or litigation to recover the money it is owed. Any private dispute resolution process or litigation could take a significant amount of time to pursue and to complete, and could result in significant expense for the Company. Any such proceedings could divert the time and attention of management and key personnel from the business operations of the Company which could have a material adverse effect on the Company's operations and financial position. Further, there can be no assurance that the Company ultimately will be successful in recovering the amounts it is owed, or that any such proceedings will be concluded in a manner that is not adverse to the Company. Any inability to resolve the disagreement on satisfactory terms or to conclude any proceedings in a favourable manner could have a material adverse impact on the Company’s business operations and financial condition.

FORWARD-LOOKING STATEMENTS

This MD&A contains certain statements that may constitute forward-looking information and forward-looking statements within the meaning of applicable Canadian and United States securities laws ("forward-looking statements"). All such statements are made pursuant to the "safe harbour" provisions of Canadian provincial and territorial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts regarding possible events, conditions or results of operations that ATS believes, expects or anticipates will or may occur in the future, including, but not limited to: the value creation strategy; the Company’s strategy to expand organically and through acquisition, and the expected benefits to be derived; the ABM; disciplined acquisitions; various market opportunities for ATS; expanding in emerging markets; expectation on transportation revenues, including the expected decrease in demand for the Company’s solutions in the EV space, and the allocation of resources to other markets; conversion of opportunities into Order Bookings; the announcement of new Order Bookings and the anticipated timeline for delivery; potential impacts on the time to convert opportunities into Order Bookings; the Company’s Order Backlog partially mitigating the impact of variable Order Bookings; rate of Order Backlog conversion to revenue; the expected benefits where the Company engages with customers on enterprise-type solutions; the potential impact of the Company’s approach to market and timing of customer decisions on Order Bookings, performance period, and timing of revenue recognition; collection of payments from customers, including milestone payments relating to certain large EV programs; expected benefits with respect to the Company’s efforts to grow its product portfolio and after-sale service revenues; the ability of after-sales revenues and reoccurring revenues to provide some balance to customers’ capital expenditure cycles; initiatives in furtherance of the Company’s goal of improving its adjusted earnings from operations margin over the long term; the potential impact of supply chain disruptions; the range of reoccurring revenues as a percentage of total revenues; expectation of realization of cost and revenue synergies from integration of acquired businesses; the closing and completion of any planned acquisitions as anticipated; non-cash working capital levels as a percentage of revenues in the short-term and the long-term; planned reorganization activities, including the reorganization activity implemented to reflect the expected decrease in demand for the Company’s solutions in the EV space, and its ability to improve the cost structure of the Company, and to be reallocated to growth areas, and the expected timing and cost of the reorganization activities; expectation in relation to meeting liquidity and funding requirements for investments; potential to use debt or equity financing to support strategic opportunities and growth strategy; underlying trends driving customer demand; potential impacts of variability in bookings caused by the strategic nature and size of electric vehicle programs; revenue growth in other markets and due to acquisitions to offset any reduced volumes from the electric vehicle program in fiscal 2025; expected capital expenditures for fiscal 2025; the uncertainty and potential impact on the Company’s business and operations due to the current macroeconomic environment including the impacts of any epidemic or pandemic outbreak or resurgence, inflation, supply chain disruptions, interest rate changes, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry generally, and regional conflicts; the Company’s potential consideration of any private dispute resolution process or litigation in connection with the existing disagreement with an EV customer; and the Company’s belief with respect to the outcome or impact of any lawsuits, claims and contingencies.

Forward-looking statements are inherently subject to significant known and unknown risks, uncertainties, and other factors that may cause the actual results, performance, or achievements of ATS, or developments in ATS’ business or in its industry, to differ materially from the anticipated results, performance, achievements, or developments expressed or implied by such forward-looking statements. Important risks, uncertainties, and factors that could cause actual results to differ materially from expectations expressed in the forward-looking statements include, but are not limited to: the impact of regional or global conflicts; general market performance including capital market conditions and availability and cost of credit; performance of the markets that ATS serves; industry challenges in securing the supply of labour, materials, and, in certain jurisdictions, energy sources such as natural gas; impact of inflation; interest rate changes; foreign currency and exchange risk; the relative strength of the Canadian dollar; risks related to customer concentration; risks related to customer disagreements, and in particular, the risk of failing to reach a satisfactory resolution with respect to the current disagreement with one of the Company’s EV customers and the risk that any proceedings with that EV customer will be concluded in a manner that is adverse to the Company; the risk that the Company will be unsuccessful in collecting the outstanding payments owed in connection with the current disagreement with one of the Company's EV customers and in completing the commissioning of certain large EV programs; risks related to a recession, slowdown, and/or sustained downturn in the economy; impact of factors such as increased pricing pressure, increased cost of energy and supplies, and delays in relation thereto, and possible margin compression; the regulatory and tax environment; the emergence of new infectious diseases or any epidemic or pandemic outbreak or resurgence, and collateral consequences thereof, including the disruption of economic activity, volatility in capital and credit markets, and legislative and regulatory responses; the effect of events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transaction counterparties, or other companies in the financial services industry generally, or concerns or rumours about any events of these kinds or other similar risks, that have in the past and may in the future lead to market-wide liquidity problems; energy shortages and global prices increases; inability to successfully expand organically or through acquisition, due to an inability to grow expertise, personnel, and/or facilities at required rates or to identify, negotiate and conclude one or more acquisitions; or to raise, through debt or equity, or otherwise have available, required capital; that the ABM is not effective in accomplishing its goals; that ATS is unable to expand in emerging markets, or is delayed in relation thereto, due to any number of reasons, including inability to effectively execute organic or inorganic expansion plans, focus on other business priorities, or local government regulations or delays; that the timing of completion of new Order Bookings is other than as expected due to various reasons, including schedule changes or the customer exercising any right to withdraw the Order Booking or to terminate the program in whole or in part prior to its completion, thereby preventing ATS from realizing on the full benefit of the program; that some or all of the sales funnel is not converted to Order Bookings due to competitive factors or failure to meet customer needs; that the market opportunities ATS anticipates do not materialize or that ATS is unable to exploit such opportunities; failure to convert Order Backlog to revenue and/or variations in the amount of Order Backlog completed in any given quarter; timing of customer decisions related to large enterprise programs and potential for negative impact associated with any cancellations or non-performance in relation thereto; that the Company is not successful in growing its product portfolio and/or service offering or that expected benefits are not realized; that efforts to expand adjusted earnings from operations margin over long-term are unsuccessful, due to any number of reasons, including less than anticipated increase in after-sales service revenues or reduced margins attached to those revenues, inability to achieve lower costs through supply chain management, failure to develop, adopt internally, or have customers adopt, standardized platforms and technologies, inability to maintain current cost structure if revenues were to grow, and failure of ABM to impact margins; that after-sales or reoccurring revenues do not provide the expected balance to customers’ expenditure cycles; that reoccurring revenues are not in the expected range; that planned acquisitions are not closed as anticipated or at all; that acquisitions made are not integrated as quickly or effectively as planned or expected and, as a result, anticipated benefits and synergies are not realized; non-cash working capital as a percentage of revenues operating at a level other than as expected due to reasons, including, the timing and nature of Order Bookings, the timing of payment milestones and payment terms in customer contracts, and delays in customer programs; that planned reorganization activity does not succeed in improving the cost structure of the Company or that the investment is not reallocated to growth areas, or is not completed at the cost or within the timelines expected, or at all; underlying trends driving customer demand will not materialize or have the impact expected; that capital expenditure targets are increased in the future or the Company experiences cost increases in relation thereto; risk that the ultimate outcome of lawsuits, claims, and contingencies give rise to material liabilities for which no provisions have been recorded; the consequence of activist initiatives on the business performance, results, or share price of the Company; the impact of analyst reports on price and trading volume of ATS’ shares; and other risks and uncertainties detailed from time to time in ATS' filings with securities regulators, including, without limitation, the risk factors described in ATS’ AIF, which are available on the SEDAR+ at www.sedarplus.com and on the U.S. Securities Exchange Commission’s EDGAR at www.sec.gov. ATS has attempted to identify important factors that could cause actual results to materially differ from current expectations, however, there may be other factors that cause actual results to differ materially from such expectations.

Forward-looking statements are necessarily based on a number of estimates, factors, and assumptions regarding, among others, management's current plans, estimates, projections, beliefs and opinions, the future performance and results of the Company’s business and operations; the ability of ATS to execute on its business objectives; the effectiveness of ABM in accomplishing its goals; the ability to successfully implement margin expansion initiative; the anticipated growth in the life sciences, food & beverage, consumer products, and energy markets; ongoing cost inflationary pressures and the Company’s ability to respond to such inflationary pressures; the effects of foreign currency exchange rate fluctuations on its operations; the Company’s competitive position in the industry; the Company’s ability to adapt and develop solutions that keep pace with continuing changes in technology and customer needs; the ability to seek out, enter into and successfully integrate acquisitions; the ability to maintain mutually beneficial relationships with the Company’s customers; and general economic and political conditions, and global events, including any epidemic or pandemic outbreak or resurgence.

Forward-looking statements included in this MD&A are only provided to understand management’s current expectations relating to future periods and, as such, are not appropriate for any other purpose. Although ATS believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and ATS cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. ATS does not undertake any obligation to update forward-looking statements contained herein other than as required by law.

Certain forward-looking information included herein may also constitute a "financial outlook" within the meaning of applicable securities laws. Financial outlook involves statements about ATS’ prospective financial performance, financial position or cash flows that is based on and subject to the assumptions about future economic conditions and courses of action described above as well as management’s assessment of project schedules across all customer contracts in Order Backlog, expectations for faster-turn product and services revenues, expected delivery timing of third-party equipment and operational capacity. Such assumptions are based on management’s assessment of the relevant information currently available and any financial outlook included herein is provided for the purpose of helping readers understand management’s current expectations and plans for the future as of the date hereof. The actual results of ATS’ operations may vary from the amounts set forth in any financial outlook and such variances may be material. Readers are cautioned that reliance on any financial outlook may not be appropriate for other purposes or in other circumstances and that the risk factors described above and other factors may cause actual results to differ materially from any financial outlook.

NON-IFRS AND OTHER FINANCIAL MEASURES

Throughout this document, management uses certain non-IFRS financial measures, non-IFRS ratios and supplementary financial measures to evaluate the performance of the Company.

The terms "EBITDA", "organic revenue", "adjusted net income", "adjusted earnings from operations", "adjusted EBITDA", "pro forma adjusted EBITDA", "adjusted basic earnings per share", and "free cash flow", are non-IFRS financial measures, "EBITDA margin", "adjusted earnings from operations margin", "adjusted EBITDA margin", "organic revenue growth", "non-cash working capital as a percentage of revenues", and "net debt to pro forma adjusted EBITDA" are non-IFRS ratios, and "operating margin", "Order Bookings", "organic Order Bookings", "organic Order Bookings growth", "Order Backlog", and "book-to-bill ratio" are supplementary financial measures, all of which do not have any standardized meaning prescribed within IFRS and therefore may not be comparable to similar measures presented by other companies. Such measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. In addition, management uses "earnings from operations", which is an additional IFRS measure, to evaluate the performance of the Company. Earnings from operations is presented on the Company’s consolidated statements of income as net income (loss) excluding income tax expense and net finance costs. Operating margin is an expression of the Company’s earnings from operations as a percentage of revenues. EBITDA is defined as earnings from operations excluding depreciation and amortization. EBITDA margin is an expression of the Company’s EBITDA as a percentage of revenues. Organic revenue is defined as revenues in the stated period excluding revenues from acquired companies for which the acquired company was not a part of the consolidated group in the comparable period. Organic revenue growth compares the stated period organic revenue with the reported revenue of the comparable prior period. Adjusted earnings from operations is defined as earnings from operations before items excluded from management’s internal analysis of operating results, such as amortization expense of acquisition-related intangible assets, acquisition-related transaction and integration costs, restructuring charges, the mark-to-market adjustment on stock-based compensation and certain other adjustments which would be non-recurring in nature ("adjustment items"). Adjusted earnings from operations margin is an expression of the Company’s adjusted earnings from operations as a percentage of revenues. Adjusted EBITDA is defined as adjusted earnings from operations excluding depreciation and amortization. Pro forma adjusted EBITDA is adjusted EBITDA on a pro forma basis to reflect full contribution from recent acquisitions. Adjusted EBITDA margin is an expression of the entity’s adjusted EBITDA as a percentage of revenues. Adjusted basic earnings per share is defined as adjusted net income on a basic per share basis, where adjusted net income is defined as adjusted earnings from operations less net finance costs and income tax expense, plus tax effects of adjustment items and adjusted for other significant items of a non-recurring nature. Non-cash working capital as a percentage of revenues is defined as the sum of accounts receivable, contract assets, inventories, deposits, prepaids and other assets, less accounts payable, accrued liabilities, provisions and contract liabilities divided by the trailing two fiscal quarter revenues annualized. Free cash flow is defined as cash provided by operating activities less property, plant and equipment and intangible asset expenditures. Net debt to pro forma adjusted EBITDA is the ratio of the net debt of the Company (cash and cash equivalents less bank indebtedness, long-term debt, and lease liabilities) to the trailing twelve month pro forma adjusted EBITDA. Order Bookings represent new orders for the supply of automation systems, services and products that management believes are firm. Organic Order Bookings are defined as Order Bookings in the stated period excluding Order Bookings from acquired companies for which the acquired company was not a part of the consolidated group in the comparable period. Organic Order Bookings growth compares the stated period organic Order Bookings with the reported Order Bookings of the comparable prior period. Order Backlog is the estimated unearned portion of revenues on customer contracts that are in process and have not been completed at the specified date. Book to bill ratio is a measure of Order Bookings compared to revenue.

Following amendments to ATS’ RSU Plan in 2022 to provide the Company with the option for settlement in shares purchased in the open market and the creation of the employee benefit trust to facilitate such settlement, ATS began to account for equity-settled RSUs using the equity method of accounting. However, prior RSU grants which will be cash-settled and deferred share unit ("DSU") grants which will be cash-settled are accounted for as described in the Company's annual consolidated financial statements and have volatility period over period based on the fluctuating price of ATS’ common shares. Certain non-IFRS financial measures (EBITDA, adjusted EBITDA, net debt to pro forma adjusted EBITDA, adjusted earnings from operations and adjusted basic earnings per share) exclude the impact on stock-based compensation expense of the revaluation of DSUs and RSUs resulting specifically from the change in market price of the Company's common shares between periods. Management believes that this adjustment provides insight into the Company's performance, as share price volatility drives variability in the Company's stock-based compensation expense.

Operating margin, adjusted earnings from operations, EBITDA, EBITDA margin, adjusted EBITDA, pro forma adjusted EBITDA and adjusted EBITDA margin are used by the Company to evaluate the performance of its operations. Management believes that earnings from operations is an important indicator in measuring the performance of the Company’s operations on a pre-tax basis and without consideration as to how the Company finances its operations. Management believes that organic revenue and organic revenue growth, when considered with IFRS measures, allow the Company to better measure the Company's performance and evaluate long-term performance trends. Organic revenue growth also facilitates easier comparisons of the Company's performance with prior and future periods and relative comparisons to its peers. Management believes that EBITDA and adjusted EBITDA are important indicators of the Company’s ability to generate operating cash flows to fund continued investment in its operations. Management believes that adjusted earnings from operations, adjusted earnings from operations margin, adjusted EBITDA, adjusted net income and adjusted basic earnings per share are important measures to increase comparability of performance between periods. The adjustment items used by management to arrive at these metrics are not considered to be indicative of the business’ ongoing operating performance. Management uses the measure "non-cash working capital as a percentage of revenues" to assess overall liquidity. Free cash flow is used by the Company to measure cash flow from operations after investment in property, plant and equipment and intangible assets. Management uses net debt to pro forma adjusted EBITDA as a measurement of leverage of the

Company. Order Bookings provide an indication of the Company’s ability to secure new orders for work during a specified period, while Order Backlog provides a measure of the value of Order Bookings that have not been completed at a specified point in time. Both Order Bookings and Order Backlog are indicators of future revenues that the Company expects to generate based on contracts that management believes to be firm. Organic Order Bookings and organic Order Bookings growth allow the Company to better measure the Company's performance and evaluate long-term performance trends. Organic Order Bookings growth also facilitates easier comparisons of the Company's performance with prior and future periods and relative comparisons to its peers. Book to bill ratio is used to measure the Company’s ability and timeliness to convert Order Bookings into revenues. Management believes that ATS shareholders and potential investors in ATS use these additional IFRS measures and non-IFRS financial measures in making investment decisions and measuring operational results.

A reconciliation of (i) adjusted EBITDA and EBITDA to net income (loss), (ii) adjusted earnings from operations to net income (loss), (iii) adjusted net income to net income (loss), (iv) adjusted basic earnings (loss) per share to basic earnings per share (v) free cash flow to its IFRS measure components and (vi) organic revenue to revenue, in each case for the three- and six-months ended September 29, 2024 and October 1, 2023, is contained in this MD&A (see "Reconciliation of Non-IFRS Measures to IFRS Measures"). This MD&A also contains a reconciliation of (i) non-cash working capital as a percentage of revenues and (ii) net debt to their IFRS measure components, in each case at both September 29, 2024 and March 31, 2024 (see "Reconciliation of Non-IFRS Measures to IFRS Measures"). A reconciliation of Order Bookings and Order Backlog to total Company revenues for the three- and six-months ended September 29, 2024 and October 1, 2023 is also contained in this MD&A (see "Order Backlog Continuity").